The Trade Desk, Inc.

42 N. Chestnut Street

Ventura, California 93001

VIA EDGAR

May 22, 2017

Jan Woo

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	The Trade Desk, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-218137

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Trade Desk, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 23, 2017, at 4:30 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Richard A. Kline at (650) 752-3139. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Richard A. Kline, by facsimile to (650) 471-6060.

Under separate cover, Citigroup Global Markets Inc., Jefferies LLC and RBC Capital Markets, LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

If you have any questions regarding this request, please contact Richard A. Kline of Goodwin Procter LLP at (650) 752-3139.

[Signature Page Follows]

Sincerely,

THE TRADE DESK, INC.

/s/ Vivian W. Yang
Vivian W. Yang
Chief Legal Officer

cc:	Ji Shin, Securities and Exchange Commission

Jeff T. Green, The Trade Desk, Inc.

Richard A. Kline, Goodwin Procter LLP

An-Yen E. Hu, Goodwin Procter LLP

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Robert Irving, PricewaterhouseCoopers LLP

Signature Page to Acceleration Request